SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shengzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_________.)
     N/A

SIGNATURE

This Form 6-K consists of:
The notice of earnings release conference call of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on May 9, 2006.

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NEWS RELEASE
May 9, 2006
Shenzhen, China
NOTICE OF EARNINGS RELEASE CONFERENCE CALL
China GrenTech Corporation Limited (“GrenTech”, Nasdaq: GRRF) will hold a conference call on Monday, May 15, 2006 at 8am Eastern Time to discuss its 1Q 2006 financial results.
GrenTech management will review the results and take questions from financial analysts.
If you would like to participate in this conference, please call +866-700-6067 (international callers use +1-617-213-8834). Please dial in approximately 10 minutes before the scheduled time of the call. The participant passcode will be GRENTECHCALL.
A replay of the conference call will be available through 10am Eastern Time, Tuesday, May 16, 2006 by dialing +888-286-8010 (international callers use +1-617-801-6888) and entering the following code: 81799032.
A webcast replay of the conference call will be available for one month at: www.grentech.com.cn
The 1Q 2006 earnings release will be made public on Friday, May 12, 2006 at 8am Eastern Time.
About GrenTech:
GrenTech is a leading developer of RF technology in China and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses radio frequency (RF) technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor area and outdoor area, such as buildings, highways, railways, tunnels and remote regions. The Company’s wireless coverage services include design, development, installation and project warranty services. The Company tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
The company also develops and produces a portion of RF parts and components to be sold to major base station manufactures. In 2005, China GrenTech became a qualified supplier of RF parts and components to two major domestic base station manufactures. For more information, please visit our website at www.grentech.com.cn
For questions regarding this call, please contact Mr. Tip Fleming at Christensen IR in the United States at +1-917 412 3333, or via email at tfleming@ChristensenIR.com. If you wish to have your name added to GrenTech distribution list, please send your request to Ms. Claudia Lui at clui@ChristensenIR.com.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited
/s/ Rong Yu
By: Rong Yu
Title:	Director, Chief Financial Officer and Principal Accounting Officer

Date: May 15, 2006

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